ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

October 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         David Link / Michael Killoy (Legal)

Craig Arakawa / Raj Rajan (Accounting)

Re:                                                                             Osmotica Pharmaceuticals plc

Registration Statement on Form S-1 (File No. 333-227357)

Withdrawal of Request for Acceleration

Ladies and Gentlemen:

On behalf of Osmotica Pharmaceuticals plc (the “Company”), we hereby confirm in writing our request that the Securities and Exchange Commission accept the Company’s withdrawal of its acceleration request filed on October 5, 2018 (which requested effectiveness of the above-reference registration statement at 4:00 p.m. Eastern Time on October 10, 2018).

Should you have any questions or comments, please do not hesitate to contact me at (617) 951-7802 or William Michener of Ropes & Gray LLP at (617) 951-7247.

Very truly yours,

/s/ Craig E. Marcus
Craig E. Marcus

Cc:                             Christopher Klein (Osmotica Pharmaceuticals plc)

William Michener (Ropes & Gray LLP)